STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS


	Net income (loss) per common share is based on the weighted average number of shares outstanding during the periods. Those stock options outstanding that are dilutive have been considered in determining net income
(loss) per share and the weighted average number of shares outstanding.